FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

August 1, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is August 1, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via CCN Matthews, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports significant new drill results from its ongoing resource definition drill program at the Livengood Project, Alaska.

Item 5.	Full Description of Material Change

The Issuer has received significant new drill results from its ongoing resource definition drill program at the Livengood Project, Alaska.  Believed to be the first of its kind discovered in Alaska, the new results confirm the presence of high-grade, ‘sediment-hosted’, disseminated gold mineralization.  This new style of mineralization overlies the mineralized lower grade volcanic units which have been the main focus of the exploration in the central target area of the property (currently measuring 1500 metres long by 500 metres wide).  Geologically, the sediment-hosted mineralization displays strong similarities to world-class gold deposits in Nevada.

Drilling is currently underway to define the extent of this new zone of mineralization, which was first intercepted in Hole MK-07-15 and then subsequently in Hole MK-07-18, 85 meters to the east (Table I).  In addition to the high-grade sediment-hosted mineralization, Hole MK-07-18 intersected a 78.6 meter interval of 1.09g/t gold in the lower volcanic zone, significantly expanding this part of the Livengood deposit.

Table I
Key Livengood Drilling Intercepts
 (Intercepts calculated using 0.25g/t gold cutoff)

Hole No.	Hole Depth (metres)	From (metres)	To (metres)	Width (metres)	Grade (g/t Gold)	Target
MK-07-17	421.9	117.6	154.6	37.0	0.82	Main Volcanic hosted Zone
MK-07-18	301.1	13.8	20.4	6.6	1.22	Sediment hosted Zone
		67.5	68.0	0.5	5.33	Sediment hosted Zone
		77.3	86.1	8.8	9.95	Sediment hosted Zone
		93.7	102.2	8.5	9.64	Sediment hosted Zone
		121.3	199.9	78.6	1.09	Volcanic hosted Zone

Implications

The discovery of high-grade, sediment-hosted gold mineralization in Hole MK-07-18 is highly encouraging, as it opens a new chapter of exploration for the Livengood project.  While previous drilling in 2006 had encountered calcareous siltstones similar to those that host the high-grade mineralization in other parts of the property, until now these were not seen as significant potential targets.  The new intersections show that, in the correct structural setting, these siltstones can become a significant host for mineralization.

The newly discovered sediment-hosted mineralization occurs in the same flat-lying stratigraphic interval in both Holes MK-07-15 and MK-07-18.  This new mineralization type is characterized by decalcification, chaotic fracturing, strong oxidation and outboard silicification.  The highest grade parts of these new zones are associated with strong decalcification and commonly contain stibnite.  These features are some of the key defining characteristics observed in many of the world-class gold deposits of Nevada.

Table II summarizes all drill holes completed to date in the core target area (covering approximately 2 square kilometres).

Table II

Livengood Drill Hole Summary

(Combined ITH and AngloGold Ashanti (U.S.A.) Exploration Inc. Drill Data)

Hole MK-07-17 was targeted on expanding the southern extent of the mineralized volcanic unit below the upper thrust plate rocks in the Lillian target area.  The 37 meter intercept of 0.82 g/t gold in this hole continues to demonstrate the very considerable upside potential of this target.  Due to the orientation of the overlying thrust fault the stratigraphic interval which hosts the sediment-hosted mineralization has been truncated and was not intersected in MK-07-17.  This information indicates the volcanic hosted zone, which has been intersected in every hole drilled to date in the Lillian target area, will extend considerably to the south below the thrust.

The 2007 Livengood drill plan calls for approximately 8,000 metres of core drilling as an initial assessment of the central target zone.  This exploration program is the Issuer’s initial step in assessing the 2 by 3 kilometre gold in soil anomaly on its 44 square kilometre property package at Livengood.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius, MSc (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.  Mr. Pontius is the President and CEO of the Issuer.

The work program at Livengood is designed and supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of the Issuer responsible for carrying out the companies exploration programs), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of planned exploration programs, the timing and nature of anticipated exploration program results and the discovery and delineation of mineral deposits/resources/reserves.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer’s properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

August 1, 2007